EXHIBIT 12.2 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31

	2002	2001	2000	1999	1998

	(in millions, except ratios)
		Restated

Earnings

Income (Loss) Before Federal Income Tax, Extraordinary Loss, and Cumulative Effect of Accounting Principle Change	$610.9	$766.6	$826.7	$(165.5)	$920.2
Fixed Charges	180.3	189.0	197.1	155.2	138.3

Adjusted Earnings	$791.2	$955.6	$1,023.8	$(10.3)	$1,058.5

Combined Fixed Charges and Preferred Stock Dividends

Interest and Debt Expense	$162.4	$169.6	$181.8	$137.8	$119.9
Amortization of Deferred Debt Costs	3.3	7.1	2.4	2.4	3.3
Portion of Rents Deemed Representative of Interest	14.6	12.3	12.9	15.0	15.1
Preferred Stock Dividends	—	—	—	—	2.9

Total Combined Fixed Charges and Preferred Stock Dividends	$180.3	$189.0	$197.1	$155.2	$141.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.4	5.1	5.2	(0.1)	7.5